# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Exchange-Traded Self-Indexed Fund Trust, CIK 0001657201
CUSIP: 46138J593
Title of class of securities: Exchange Traded Funds
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, Illinois (IL), 60515
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001727336

## Reporting persons
- First Command Advisory Services, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 475,604; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 21,503,756 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Invesco Exchange-Traded Self-Indexed Fund Trust
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, ILLINOIS, 60515

## Item 2. Person Filing
Name of person filing: William Haynes
Address of principal business office or, if none, residence: 1 First Comm Dr
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 21503756
Percent of class: 7.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 475064
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Command Advisory Services, Inc.: William Haynes, Investment Analyst (05/07/2026)